BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2

SASKATCHEWAN FINANCIAL SERVICES COMMISSION 800-1920 Broad Street Regina, Saskatchewan, S4P 3V7	MANITOBA SECURITIES COMMISSION 1130 - 405 Broadway Winnipeg MB R3C 3L6

ONTARIO SECURITIES COMMISSION 20 Queen Street West, Suite 1903 Toronto ON M5H 3S8	AUTHORITE DES MARCHES FINANCIERS Place de la Cité, tour Cominar 2640, boulevard Laurier, bureau 400 Sainte-Foy (Québec) G1V 5C1
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:	BIRCH MOUNTAIN RESOURCES LTD. (the "Company") Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the "Company" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation's shares are currently listed.

Item 1 - Name and Address of Company

BIRCH MOUNTAIN RESOURCES LTD.

300, 250 - Sixth Avenue S.W.

Calgary, Alberta T2P 3H7

Tel: (403) 262-1838

Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on September 2, 2005.

Item 3 - News Release

A News Release was issued on September 2, 2005 via Canada News Wire.

Item 4 - Summary of Material Change

The Company has closed its previously announced equity financing.

Item 5 - Full Description of Material Change

A total of 9,000,000 common shares were issued at a price of $4.00 per share for total gross proceeds of $36,000,000. RBC Capital Markets led the underwriting syndicate that included TD Securities Inc., Acumen Capital Finance Partners Limited and Westwind Partners Inc.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

        Douglas J. Rowe, President and Chief Executive Officer

        Telephone: (403) 262-1838

        Fax: (403) 263-9888

Item 9 - Date of Report

This report is dated the 2nd day of September, 2005.